

September 25, 2014

Via E-mail
Lawrence A. Hilsheimer
Chief Financial Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

>   **Re: Greif, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2013**
>   **Filed December 23, 2013**
>   **File No. 1-00566**

Dear Mr. Hilsheimer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 20
Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 21

1. We note that goodwill is 26% of total assets and 72% of total shareholders' equity as of October 31, 2013. We note your disclosure that your annual impairment tests resulted in no impairment charges. Please expand this disclosure to provide investors with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. Specifically, please clarify whether the estimated fair value of your reporting units are considered to be substantially in excess of the carrying values. Otherwise, please provide the following:
    *   The identification of the reporting unit along with the amount of allocated goodwill.
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit.
- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions. This would also include disclosure as to whether the reporting unit is currently recognizing negative cash flows or breakeven cash flows.
- A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value is specific to the reporting unit that management is monitoring and could result in a change to the reporting unit's estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

2. We note that you recognized $34 million in asset impairment charges during fiscal year 2013 but have provided investors with no insight as to the specific facts and circumstances that led to the recognition of the impairment charges during fiscal year 2013 (primarily the fourth quarter of fiscal year 2013) and whether there remains any material uncertainty with the remaining carrying value of those assets or any other assets or asset groups that are generating breakeven or negative cash flows. Quantitative and qualitative disclosure is required to be provided for material uncertainties, which includes potential asset impairment charges. Please advise and provide us with the disclosures you would have included in your Form 10-K in response to this comment. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Income Taxes, page 22

3. We note that you recognized an additional $20.8 million in valuation allowance for your non-US net operating loss carryforwards, which is 8.5% of income before income tax expense and equity earnings of unconsolidated affiliates, net for fiscal year 2013. Please expand your disclosure to provide investors with a discussion of those jurisdictions comprising the majority of the net operating loss carryforwards gross deferred tax asset along with the facts and circumstances that led you to determine that it is more likely than not that the deferred tax assets will not be realized. Please refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Results of Operations, page 24

4. We note that you have recognized material restructuring charges and continue to expect to recognize material restructuring charges that relate back to the Greif Business System you first implemented in 2003. In future filings, please provide investors with a more comprehensive understanding about the specifics of the restructuring activities for each period presented by reportable segment, the remaining costs expected to be incurred at the

consolidated and reportable segment levels, the amount of cash flows associated with these activities including the timing of payments, the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings for the completed activities. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance. Please provide us with the disclosures that you intend to include in your next Form 10-K in response to this comment.

5. In future filings, please quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. One example is your discussion and analysis of operating profit for Rigid Industrial Packaging & Services for year 2013 compared to year 2012 in which you identify higher volumes, improved performance in Latin America, lower restructuring charges, lower acquisition-related costs, offset by higher non-cash asset impairment charges without quantifying the impact of each of these factors. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

6. In future filings, please provide investors with an analysis of the material factors impacting the line items comprising income from continuing operations for each period presented. One example is your discussion and analysis of Flexible Products & Services gross profit margin for the year 2013 compared to year 2012 in which you attribute the decline in margin to changes in product mix, in part, without providing investors with an understanding of what the change in product mix was. Further, you attribute the operating loss for Flexible Products & Services to non-cash asset impairment charges and higher costs associated with new operations without providing a discussion of the assets that were impaired, why the assets became impaired during fiscal year 2013, why the new operations were generating higher costs and whether those higher costs are expected to continue. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

7. In future filings, please expand your discussion and analysis of income taxes to include a more comprehensive analysis of the material factors impacting your effective tax rate. For the changes in jurisdictional earnings mix and/or tax laws, please provide a discussion and analysis at the jurisdiction level. Please also provide an explanation for what you mean by "additional discrete tax adjustments". Please provide us with the discussion and analysis you would have included in your 2013 Form 10-K in response to this comment.

8. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and pension liabilities adjustments. Please expand your discussion and analysis in future filings to provide a discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions

impacting pensions (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Balance Sheet Changes, page 33

9. We note that trade accounts receivable and inventories are your two largest current assets at 44% and 34% of total current assets as of October 31, 2013, respectively. We further note these two assets tend to have a material impact on working capital. As such, please disclose in future filings the metric management uses to monitor the collectability of trade accounts receivable and inventories. Please also provide investors with an analysis of any material deviation of the metric between periods presented. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 34

10. In future filings, please revise your disclosure for the amount of borrowings available under the credit facility to clarify if this amount is available without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Item 8. Financial Statements and Supplementary Data, page 44
Consolidated Statements of Income, page 44

11. Please provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of income presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 49
Goodwill and Other Intangibles, page 50

12. In future filings, please update your accounting policy for testing goodwill for impairment to include your adoption of ASU 2011-08.

Acquisitions, page 51

13. We note that you made a $46.6 million payment during fiscal year 2013 for contingent consideration related to an acquisition completed during fiscal year 2011. Considering the significance to your cash flows, please expand your accounting policy in future filings to clarify how contingent consideration is recognized in your consolidated financial statements at the initial measurement date and subsequent to the end of the measurement period. In this regard, it is unclear how the exclusion of contingent consideration from the purchase price disclosed complies with the guidance in ASC 805-30-25-5, ASC 805-30-30-7 through ASC 805-30-30-8, and ASC 805-30-35-1.

Revenue Recognition, page 54

14. We note your disclosure that the sale of development property is reported under net sales and cost of products sold. Please provide us with an explanation as to why the sale of development property is recognized differently than the sale of HBU and surplus property in the consolidated statements of income including the specific reference to the ASC that supports your accounting. Please also tell us where the costs for the acquisition and development of the development property are recognized in the consolidated statements of cash flows. Finally, please clarify why your disclosure on page 28 indicates that the sale of development property is recognized under gains on disposals of properties, plants and equipment, net.

Note 6 – Goodwill and Other Intangible Assets, page 60

15. We note your disclosure regarding the definition of a reporting unit. Please expand this disclosure in future filings to clarify the number of reporting units identified for each reportable segment and whether any of those reporting units were aggregated for purposes of testing goodwill for impairment during the most recent annual impairment test. Please provide us with the disclosure you would have included in your 2013 Form 10-K in response to this comment.

Note 10 – Financial Instruments and Fair Value Measurements, page 67
Non-Recurring Fair Value Measurements, page 68

16. In future filings, please expand your disclosures to provide all of the disclosures required by ASC 820-10-50-2 and ASC 820-10-50-8 for all assets recognized at fair value on a non-recurring basis. Please provide us with the disclosures you would have included in your 2013 Form 10-K and your most recent Form 10-Q.

Note 12 – Income Taxes, page 70

17. We note that you increased the valuation allowance for your deferred tax assets by $20.8 million, which is 8.5% of your income before income tax expense. However, we note that the change in judgment regarding valuation allowance line item for the effective tax rate reconciliation is 0.5%. Please provide us with an explanation for this inconsistency.

18. In future filings, please provide a description for the withholding tax line item in your effective tax rate reconciliation.

19. In future filings, please disclose the aggregated amount of undistributed earnings from your foreign subsidiaries. Please refer to ASC 740-30-50-2 for guidance.

Note 18 – Business Segment Information, page 82

20. Please tell us and expand your disclosure in future filings to clarify which reportable segment is the aggregation of two operating segments. Please refer to ASC 280-10-50-21 for guidance.

21. In future filings, please expand your geographic information to include revenues from external customers and assets at the individual country level in accordance with ASC 280-10-50-41. If you do not believe any individual country is material, please provide us with revenues and assets by country for each period presented along with an explanation as to how you determined that no other country is material.

Item 9A. Controls and Procedures, page 87

22. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

23. We note your disclosure on pages 87 and 88 that your disclosure controls and procedures were not effective. However, you did not include your conclusion regarding the effectiveness of your internal control over financial reporting. Please confirm to us that you intended to state on page 88 that your internal control over financial report is not effective, if correct, and confirm that you will include your conclusions for your assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting in all future Forms 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief